Neuberger Berman Advisers Management Trust
605 Third Avenue 2nd Floor
New York, NY 10158-0180

April 22, 2016

VIA EDGAR

Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Neuberger Berman Advisers Management Trust
Post-Effective Amendment No. 77
-1933 Act File No. 002-88566
-1940 Act File No. 811-04255

Dear Ms. White:

 In connection with the filing by Neuberger Berman Advisers Management Trust (“Registrant”) of Post-Effective Amendment No. 77 to the Registrant’s Registration Statement on Form N-1A, the Registrant acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

(3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Conti
Robert Conti President and Chief Executive Officer Neuberger Berman Advisers Management Trust